

April 5, 2011

Via E-mail
Mr. Gary Novinskie
President
Daleco Resources Corporation
17 Wilmont Mews, 5th Floor
West Chester, PA 19382

> **Re:** **Daleco Resources Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2010**
> **Filed January 13, 2011**
> **Definitive Proxy Statement on Schedule 14A Filed January 28, 2011**
> **File No. 000-12214**

Dear Mr. Novinskie:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2010

General

1.   We note your disclosure throughout that you are authorized to issue 100,000,000 shares of common stock and 20,000,000 shares of preferred stock. We also note your filed articles of incorporation, which state that you are authorized to issue 50,000,000 shares of common stock. Please reconcile these apparent inconsistencies.

2.   In addition, please revise your exhibit index to correctly reference the filings to which you are incorporating by reference. For example, and without limitation, you indicate that your articles of incorporation were filed as Appendix B to your proxy statement filed

February 4, 2002 even though they were filed as Appendix A and your proxy statement was filed on February 6, 2002. In addition, please note that you may not incorporate by reference exhibits that are incomplete or not in final form. See Instruction 1 to Item 601 of Regulation S-K. Please revise accordingly.

3.   Please provide the basis for not reporting under Form 8-K the June 2009 private placement, the entry into a license agreement in February 2010 and related share issuance and the June 2010 dispositions. In your response, please address why no agreements relating thereto are filed with the Commission.

Legal Proceedings, page 16

4.   Please reconcile your disclosure here with your disclosure under notes 12 and 13 to your financial statements.

Options and Warrants, page 19

5.   Please identify the directors referenced in note (2).

Results of Operations, page 21

6.   In disclosing drivers of the changes underlying your result of operations, please quantify the impact of those drivers, to the extent possible. For example, when you cite a reduction in production resulting from wells being off-line for repair, please disclose the number of wells off-line, the duration of the repair and the extent you believe that period impacted your production for fiscal year 2010. Please also expand your revenue disclosure to quantify how the changes in revenues were impacted by changes in quantities produced or sold versus changes in prices. Please also make similar revisions in your disclosures throughout your management's discussion and analysis.

Liquidity and Capital Resources, page 22

7.   In light of your working capital deficit, please expand your disclosure to provide prospective information regarding anticipated capital needs over the next 12 months. Please specifically address how you expect your cash position to change over the next year, which current or new obligations you intend to satisfy, and the sources of capital you anticipate will satisfy those needs. Refer to FR-72, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations".

8.   You indicate that you have defaulted on "certain required payments including the payment of a portion of...salaries." While we note your reference to notes to the consolidated financial statements, expand your disclosure to briefly quantify the amount

of default, describe the other required payments besides salaries and clearly articulate how you expect to remediate any such defaults in view of the fact that you do not have a credit or similar facility and that your other sources of cash, such as the sale of assets, may not provide immediate liquidity. In this regard, we note your disclosure under note 7 to your financial statements relating to various outstanding debts that do not appear to relate to salary.

Note 2G – Cash and Cash Equivalents; Restricted Cash Deposits, page 36

9.   We note you disclose certain cash deposits that have been restricted in support of financial assurance requirements in certain states. Please expand your disclosure to address the nature of these requirements. Refer to FASB ASC 210-10-S99-1, paragraph 1, as well as the Commission's Financial Reporting Release section 203.02, "Compensating Balances".

Note 2L – Revenue Recognition, page 37

10.   We note your income statement reflects well management revenues; however, it is unclear to us how your revenue recognition policy addresses these revenues. Please tell us your revenue recognition policy for well management revenues and revise your disclosure. Alternatively, explain to us how you current policy is sufficient to encompass your well management revenues.

Note 4B – Mineral Properties and Equipment, page 39

11.   We note your operating expenses, depreciation, depletion, amortization and valuation provisions related to your mineral interests significantly exceeds mineral sales. Please tell us how you have considered ASC 360-10-35-21 and the date of your last impairment test for each of your mineral properties. Please also tell us the results of your last impairment evaluation for each property as well as the underlying assumptions used.

Report of Independent Registered Public Accounting Firm on Supplemental Financial Information, page 52

12.   We note you have filed a report from your auditor for your supplemental information on oil and gas producing activities which states that the supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in your auditor's opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. However, we note you have identified the supplemental information as unaudited. As we note FASB ASC 932-235-50-2 indicates this supplemental information need not be audited, please clarify for us why you have labeled the information unaudited when your auditor appears to have reported on such

information, and explain to us why your auditors have included this report in your
document.

Exhibits 31.1 and 31.2

13.   We note that you have deleted the words "establishing and maintaining" and replaced
"registrant" with "small business issuer" in paragraph 4. Please file an amendment to
your Form 10-K that include the entire periodic report and new, corrected certifications
that match exactly the form set forth under Item 601(b)(31) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

General

14.   Provide the information required by (i) Items 401(b) and 402 of Regulation S-K in
respect of Richard Blackstone and (ii) Item 402 of Regulation S-K in respect of Robert E.
Martin and David Grady. In this regard, we note that Mr. Blackstone is listed as your
chief accounting officer and is listed on your beneficial ownership table.

Equity Compensation Plan Information Table, page 15

15.   Please reconcile the disclosure contained here with the disclosure at page 18 under
"Securities Authorized for Issuance Under Equity Compensation Plans" in your Form 10-
K.

Outstanding Equity Awards at 2010 Fiscal Year End Table, page 15

16.   Please reconcile your disclosure that Mr. Novinskie was granted an option to purchase
500,000 shares in December 2009 and that he did not exercise any options in 2010 or
2009 with your disclosure that there are 250,000 shares underlying his unexercised
options.

Certain Relationships and Related Transactions, page 22

17.   Please reconcile your disclosure here with your disclosure under note 7 to your financial
statements in your Form 10-K. In your response, please confirm that you have included
all information required by Item 404 of Regulation S-K.

Mine Engineering Comments

Form 10-K for Fiscal Year Ended September 30, 2010

Kaolin, page 9

18.   We note you disclose inferred/possible reserves as part of your tabulation of Kaolin mineralized material. Mineralized material is a mineralized body, which has been delineated by appropriate drilling and/or sampling to establish continuity and support an estimate of tonnage and an average grade of the selected materials. Under SEC standards, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit costs, grade, recoveries, and other factors concludes economic and legal feasibility. Mineralized material does not include materials estimated by using geologic inference, which are sometimes classed as inferred resources or possible reserves by some evaluators. Please remove your quantities of mineralized materials which incorporate inferred resources or /possible reserves from your tabulations of mineralized materials.

19.   We note your used an international definition of reserves classification as described in the Minfile Coding Manual. This classification system has no legal basis for disclosure under either Canadian or U.S. reporting standards and is invalid. Please remove all disclosures related to this classification system from your filing.

20.   We note your filing references maps filed under exhibit 99.1. Please include the maps with your annual filings each year.

Oil and Gas Engineering Comments

Form 10-K for Fiscal Year Ended September 30, 2010

Production, page 5

21.   For each field that contains 15% or more of your total proved reserves, please disclose the annual production from that field. Please see paragraph (a) of Item 1204 of Regulation S-K.

Wells and Acreage, page 6

22.   Please revise your disclosure to include the minimum remaining terms of your undeveloped leases, if material. Please see paragraph (b) of Item 1208 of Regulation S-K.

Proved Reserves, page 6

23.   You state here and on page 53 that you believe your proved undeveloped reserves will be developed within a few years. Proved undeveloped reserves should be developed within five years of first being disclosed as proved reserves. Please revise your disclosure to be more specific as to when your proved undeveloped reserves will be developed. If you do not have an approved development plan you should remove these reserves from the proved category.

24.   As you disclosed that your reserves were determined by an independent engineering firm, please revise your document to disclose the qualifications of the individual primarily responsible for overseeing the reserve determination work. Please see paragraph (7) of Item 1202 of Regulation S-K.

25.   Please obtain and file a summary reserve report from the third party engineer. Please have the third party engineer comply with all of paragraph (8) of Item 1202 of Regulation S-K regarding the preparation of his report.

26.   Please expand your disclosure regarding your proved undeveloped reserves to comply with paragraphs (b)(c)(d) of Item 1204 of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact James Giugliano at (202) 551-3319 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 or George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Sirimal Mukerjee at (202) 551-3427 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/ Mark C. Shannon   -for-

H. Roger Schwall
Assistant Director